Exhibit 99.6

IGT Solutions selects NICE CXone to Deliver a Seamless Customer Experience for
its Travel and Hi-Tech Brands

IGT sees fast, global growth utilizing NICE CXone

Hoboken, N.J., October 26, 2022 – NICE (Nasdaq: NICE) today announced IGT Solutions (IGT), a next-gen customer experience (CX) company, has chosen NICE CXone’s world-leading cloud CX platform to ramp up its operations, fostering seamless customer interactions in the Travel and Hi-Tech industries.  For more than two decades, IGT has provided integrated business process management, technology, and digital services and solutions across industries. Moving to the NICE CXone cloud native platform will support IGT as it further grows its digital capabilities, enabling IGT to continue delivering exceptional service as consumers from all generations expand the ways they engage at an exponential pace.

IGT employs more than 23,000 customer experience and technology experts across 23 global delivery centers in China, Philippines, Malaysia, India, UAE, Romania, Indonesia, Spain, Colombia, and the USA. By engaging the Six Sigma approach for process improvements, IGT identified the capabilities of NICE CXone to quickly scale and deliver effortless, consistent, and personalized digital first experiences. In addition to more efficient customer care services, NICE will also assist the IGT customer experience center to make smarter data and AI-driven decisions. IGT is recognized by Gartner as one of the top 25 fastest growing BPO service providers, and with the deployment of NICE CXone, IGT is empowered as a champion of innovation to provide their customers with a frictionless experience.

Akhil Agarwal, COO, IGT Solutions, said, “At IGT our goal is to be the world's greatest next-gen CX company making a billion complex interactions simple every year. We always strive to find the best way to deliver a superior customer experience. Bringing on NICE CXone will help us achieve that vision, giving us a well-rounded software solution for better experiences for both agents and customers.”

Darren Rushworth, President, NICE International, said, “We are delighted to support IGT’s growth by empowering their contact centers to scale securely and deploy quickly to serve their global customers. As more consumers demand digital-first experiences, NICE CXone provides IGT with a complete solution for every journey with end-to-end journey orchestration, smart self-service, prepared agents, and complete performance with AI information at every step. We are honored to play a role in managing IGT’s CX journeys across travel and Hi-tech industries.

About IGT Solutions
IGT Solutions is a next-gen customer experience (CX) company, defining and delivering transformative experiences for the global and most innovative brands using digital technologies. With the combination of Digital and Human Intelligence, IGT becomes the preferred partner for managing end-to-end CX journeys across Travel and High Growth Tech industries. Established in 1998, IGT has more than 85 global marquee customers and 23,000 plus CX experts servicing client processes from 23 delivery centers globally. IGT’s service offerings include Application Development & Maintenance, Application Testing & Performance Analysis, Enterprise DevOps, Mobility Strategy & Consulting, Robotic Process Automation and Analytics and a full spectrum of BPM support.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.